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January 13, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Jonathan Burr
Re:	Liberty Media Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-1
Filed December 23, 2020
File No. 333-250188

Dear Mr. Burr:

We hereby electronically file, on behalf of Liberty Media Acquisition Corporation (the “Company”), Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), originally filed on November 19, 2020, as amended by Amendment No. 1 to the Registration Statement, filed on December 23, 2020 (“Amendment No. 1”).

Set forth below is a response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in its letter to Renee L. Wilm, Chief Legal Officer of the Company, dated January 7, 2021 (the “SEC Letter”), regarding Amendment No. 1. For your convenience, the Company’s response below is preceded by the Staff’s comment.

* * * * *

Securities and Exchange Commission
Division of Corporation Finance

January 13, 2021

Registration Statement

Acquisition Criteria, page 93

1.	Comment: We note your response to comment 2. Please revise to disclose, as indicated in your response, that you are not aware of and are unable to determine at this time the criteria on which you would base your decision regarding whether to engage in a business combination that would eliminate the high vote feature.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of Amendment No. 2.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (650) 470-4540.

Very truly yours,

/s/ Gregg A. Noel
Gregg A. Noel

cc:	James Lopez, Peter McPhun and Wilson Lee – Securities and Exchange Commission

Renee L. Wilm – Liberty Media Acquisition Corporation

P. Michelle Gasaway – Skadden, Arps, Slate, Meagher & Flom LLP

Samantha H. Crispin – Baker Botts L.L.P.

Travis J. Wofford – Baker Botts L.L.P.